Exhibit 99.1

Press Release

Company Contact:

David Faulkner

Cimetrix Incorporated

Phone: (801) 256-6500

Fax: (801) 256-6510

dave.faulkner@cimetrix.com

Agency Contact:

Mark Button

Positio Public Relations

Phone: (408) 453-2400

Fax: (408) 453-2404

mark@positio.com

Cimetrix Reports Second Quarter Financial Results

Revenue Increases 17% for Quarter, 22% for Six-Month Period

CIMPortal™ Wins Semiconductor International Editor’s Choice Best Product Award for 2006

SALT LAKE CITY, Utah - August 14 2006 - Cimetrix, Incorporated (OTC: CMXX), a leading provider of factory automation software and solutions for the global semiconductor and electronics industries, today reported financial results for its second quarter and six month period ended June 30, 2006.

Second Quarter Results

Revenue in the second quarter increased 17% to $1,334,000 from $1,145,000 in the same quarter last year.  Revenue mix included $938,000 in software and $396,000 in professional services – both categories increasing over the same quarter a year ago.  Revenue from new software licenses includes sales of Software Development Kits (“SDK’s”) and runtime revenue associated with OEM customer machine shipments.  Runtime revenue increased year-over-year consistent with the growth in capital expenditures in the semiconductor industry, while SDK sales were slower than anticipated.  Revenues from professional services almost doubled year-over-year as the Company has expanded its OEM Solution Center capabilities and added a new Data Management Solution Center for end-user business.

Total operating costs and expenses in the second quarter increased 44% to $1,651,000 from $1,147,000 in the same quarter a year ago, reflecting ongoing investments to lay groundwork for future growth.  These investments were focused on continued advancement of the CIMPortal™ product line, further development of the Japanese market and the Company’s growing professional services organization.  The Company realized increases in all cost and expense categories except research and development.  The Company reported a net loss of $328,000, or $0.01 per basic and diluted share, in the second quarter versus a net loss of $36,000, or less than one cent per basic and diluted share, in the same quarter a year ago.  Included in the net loss was $107,000 in non-cash depreciation and amortization expense, as well as $93,000 in non-cash share-based compensation expense resulting from the Company’s adoption of SFAS 123R.

“Cimetrix is committed to playing a leadership role for the new Semiconductor Equipment and Materials International (SEMI) Interface A standard, as well as expanding our Global Services capabilities to offer customers full service solutions – areas that represent strong long-term growth potential for the Company,” said Bob Reback, President and CEO of Cimetrix.  “We cannot control how fast the industry adopts Interface A, but we are pleased with our recent success in winning significant new, top-tier equipment suppliers, as well as a leading Integrated Device Manufacturer (“IDM”).  We are consistently achieving milestones with our CIMPortal product family that we believe keep us at the forefront of the emerging Interface A standard.  During the second quarter, we formally introduced CIMPortal Version 1.0, which allows equipment suppliers and IDMs to collect, manage and route critical equipment data to factory applications using the new SEMI standard Interface A.  Recently, CIMPortal won the Semiconductor International Editor’s Choice Award as a 2006 Best Product.  Sales activity surrounding CIMPortal is steadily increasing, with several important new top-tier customer wins in recent months in the U.S., Europe and Asia.  In addition, our strategy of expanding our markets by offering professional services for equipment supplier and end-user customers through both our OEM Solution Center and Data Management Solution Center is gaining traction, as evidenced by our strong growth in professional services revenues.  While we are disappointed that our second quarter revenues did not meet our internal targets, we believe we are pursuing the right strategic objectives that will lead to a healthy growth in revenues and return to profitability.”

Six Month Results

Six-month revenue increased 22% to $2,802,000 from $2,298,000 in the same period last year.  Revenues included $1,812,000 in software and $990,000 in professional services.  Total operating costs and expenses increased 41% to $3,337,000 from $2,362,000.  Net loss was $553,000, or $0.02 per basic and diluted share, compared to a net loss of $135,000, or less than one cent per basic and fully diluted share, in the same period last year.  Included in the net loss was $216,000 in non-cash depreciation and amortization expense, as well as $150,000 in non-cash share-based compensation expense resulting from the Company’s adoption of SFAS 123R.

Second Quarter and Subsequent Highlights

•                  Strengthened leadership in Interface A with significant milestones:

•                  CIMPortal software honored with the Semiconductor International 2006 Editor’s Choice Best Product Award

•                  Released CIMPortal 1.0 software following months of successful testing

•                  Won CIMPortal order from major integrated device manufacturer

•                  Won another top-tier OEM for our CIMPortal product family in Japan

•                  Released CIMPortal TDI Beta version to top-tier OEM for delivery to Japan

•                  Continual product improvements and important design wins:

•                  Released new versions of CIMConnect™ and CIM300™ software products

•                  Released new version of CODE™ software for advanced motion control

•                  Won new North American OEM for CIM300 software in competitive sales process

•                  Received first SDK (Software Development Kit) order from China based OEM

•                  Strong growth in professional services:

•                  Won strategic Factory Automation Outsourcing contract from top-tier equipment supplier

•                  Delivered complete 300mm factory automation solution to technology start-up

•                  Several major end-users requested the Data Management Solution Center to bid on fab level data management projects

About Cimetrix Incorporated

Cimetrix designs, develops, markets and supports factory automation software for the global semiconductor and electronics industries.  Cimetrix’s connectivity software allows equipment manufacturers to quickly implement the SECS/GEM standards, with over 10,000 connections shipped worldwide.  It also provides solutions to meet the 300mm SEMI communications standards, with OEM customer installs in all major 300mm fabs, and products designed for the new Interface A standards.  Cimetrix’s PC-based motion control software is used by leading equipment manufacturers for demanding robotic applications. Cimetrix provides total solutions for its customers with engineering services and passionate technical support. Major products include CIMConnect, CIM300, CIMPortal and CODE (Cimetrix Open Development Environment).  For more information, please visit www.cimetrix.com.

Safe Harbor Statement

The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “potential,” “should,” “hope,” “likely,” and “continue” and similar terms used in connection with statements regarding the Company’s outlook, revenue environment and financial and operational performance.  Statements about the Company’s prospects for future growth, operational success and profitability are forward-looking statements.  The comments made by the Company’s senior management in regards to future developments are based on current expectations and involve risks and uncertainties that may adversely affect expected results, including but not limited to the adoption by chip makers of the Interface A standards specified by SEMI, which is an independent industry trade group, market acceptance of the Company’s products, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company’s products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission. Many of these factors are beyond the control of the Company. Reference is made to the Company’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, which detail these and other risk factors relating to the Company.

Consolidated Statements of Operations

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Revenues:
New software licenses	$683,000	$667,000	$1,270,000	$1,445,000
Software license updates and product support	255,000	260,000	542,000	511,000
Total software revenues	938,000	927,000	1,812,000	1,956,000
Professional services	396,000	218,000	990,000	342,000
Total revenues	1,334,000	1,145,000	2,802,000	2,298,000
Operating costs and expenses:
Cost of revenues	560,000	281,000	1,123,000	514,000
Sales and marketing	303,000	276,000	583,000	576,000
Research and development	247,000	276,000	553,000	586,000
General and administrative	434,000	283,000	862,000	624,000
Depreciation and amortization	107,000	31,000	216,000	62,000
Total operating costs and expenses	1,651,000	1,147,000	3,337,000	2,362,000
Loss from operations	(317,000)	(2,000)	(535,000)	(64,000)
Other income (expense)
Interest and other income	7,000	15,000	18,000	27,000
Interest expense	(18,000)	(49,000)	(36,000)	(98,000)
Total other expense	(11,000)	(34,000)	(18,000)	(71,000)
Loss before income taxes	(328,000)	(36,000)	(553,000)	(135,000)
Provision for income taxes	—	—	—	—
Net loss	$(328,000)	$(36,000)	$(553,000)	$(135,000)
Loss per common share:
Basic	$(0.01)	$ *	$(0.02)	$ *
Diluted	$(0.01)	$ *	$(0.02)	$ *
Weighted average number of shares outstanding:
Basic	31,927,000	30,319,000	31,927,000	29,808,000
Diluted	31,927,000	30,319,000	31,927,000	29,808,000

*Less than one cent per share

Consolidated Balance Sheets

	June 30,	December 31,
	2006	2005
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$842,000	$778,000
Accounts receivable, net	991,000	1,289,000
Inventories	13,000	—
Prepaid expenses and other current assets	22,000	61,000
Total current assets	1,868,000	2,128,000
Property and equipment, net	159,000	189,000
Intangible assets, net	728,000	894,000
Goodwill	64,000	64,000
Other assets	28,000	20,000
Total assets	$2,847,000	$3,295,000

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$182,000	$162,000
Accrued expenses	202,000	269,000
Deferred revenue	415,000	405,000
Current portion of related party long-term debt	20,000	199,000
Current portion of long-term debt	220,000	502,000
Total current liabilities	1,039,000	1,537,000

Related party long-term debt, net of current portion	162,000	—
Long-term debt, net of current portion	307,000	—
Total liabilities	1,508,000	1,537,000
Stockholders’ equity:
Common stock, $.0001 par value, 100,000,000 shares authorized; 31,952,432 shares issued	3,000	3,000
Additional paid-in capital	31,574,000	31,440,000
Treasury stock, at cost	(49,000)	(49,000)
Accumulated deficit	(30,189,000)	(29,636,000)
Total stockholders’ equity	1,339,000	1,758,000
Total liabilities and stockholders’ equity	$2,847,000	$3,295,000